EXHIBIT TO ITEM 77C

Touchstone Funds Group Trust

A Special Meeting of Shareholders of Touchstone Small Cap Value Fund, a series of the Touchstone Funds Group Trust was held on October 25, 2013, however, a quorum of shareholders was not reached and the meeting was adjourned to November 15, 2013.